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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Wilder Richman Historic Properties II, L.P.
(Name of Subject Company (Issuer))

Dixon Mill Investor, LLC
Joseph D. Morris
Robert Morris
(offerors)
(Names of Filing Persons
(identifying Status as offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Mark M. Bava
Dixon Mill Investor, LLC
350 Veterans Boulevard
Rutherford, New Jersey 07070
(201) 804-8700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Gerald J. Guarcini, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
(215) 864-8625

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$1,950,000(1)	$390.00(2)

(1)
Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

(2)
Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount previously paid:

        Form or registration no.:

        Filing party:

        Date filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Dixon Mill Investor, LLC, a New Jersey limited liability company (the "Purchaser"), with respect to its offer to purchase units of limited partnership interests ("Units") of Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 1, 2004, as it may be supplemented or amended from time to time (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were filed as Exhibits 12(a)(1) and 12(a)(2), respectively, to the Tender Offer Statement on Schedule TO filed on December 1, 2004. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

        * * * * *

Item 11. Additional Information.

        The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

        SUMMARY OF THE OFFER

        The eighth bullet point is hereby amended and restated to read in its entirety as follows:

        "The Units are illiquid.    To the knowledge of the Purchaser, other than prior tender offers for Units, there has been very little trading activity in the Partnership's Units for over a year. Although the Offer allows Unit holders to dispose of their Units without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries, Unit holders may be charged a transfer or other fee by their depositary or broker for electing to participate in the Offer and any such fee will not be paid by the Purchaser. See "Certain Information Concerning the Partnership-Trading History of the Units.""

        DETERMINATION OF OFFER PRICE

        This section is hereby amended and restated to read in its entirety as follows:

        "The Purchaser and its affiliates have significant experience and expertise in the real estate industry, especially in the northern New Jersey region. As a Co-Manager of the property owned by the Partnership, the Purchaser is particularly aware of the value of such property and the factors affecting the real estate market in the region in which the property is located. In establishing the Offer price, the Purchaser reviewed certain publicly available information including among other things: (i) the Partnership's limited partnership agreement, (ii) the Partnership's Annual Reports on Form 10-K, (iii) the Partnership's Quarterly Reports on Form 10-Q, and (iv) other reports filed by the Partnership with the Commission.

        As disclosed in its public filings, the Partnership has repeatedly attempted to market the property, but has been unable to obtain an offer that would be acceptable to the Unit holders. The Purchaser believes that this has adversely affected the value of the Units. The Purchaser determined that it was willing to offer $13,000 per Unit after reviewing, among other things, the General Partner's Consent Solicitation, because the Purchaser believes the facts described in the General Partner's Consent Solicitation, principally the range of potential distributions ($9,200 to $11,300 per Unit (or $7,875 to $9,975 per Unit, taking into account the August 2003 distribution of approximately $1,325 per Unit)) and the Minimum Price ($9,000 (equivalent to $7,875 per Unit, taking into account the August 2003 distribution of approximately $1,325 per Unit)) for which approval was sought, as well as the percentage of Unit holders who voted in favor of the proposal, make it very likely that the Purchaser will be able to purchase Units at the Offer price. The Purchaser has assumed that the calculations of potential distributions provided in the General Partner's Consent Solicitation were accurate and has relied on them. Moreover, additional factors, including increased pressure on rents and higher vacancy and interest rates, were considered by the Purchaser in arriving at the Offer price. The Purchaser also set the Offer price to provide a significant premium to the Minimum Price for which approval was sought and to provide a premium to other offers in order to make the Offer more attractive.

        The Purchaser based the Offer price on its independent evaluation of the Partnership and its properties. The Purchaser did not obtain current independent valuations or appraisals of the assets."

        CERTAIN INFORMATION CONCERNING THE PURCHASER

        The second paragraph under "Prior Acquisitions of Units and Prior Contacts" is hereby amended and restated to read in its entirety as follows:

        The Partnership's properties are managed pursuant to a Management Agreement and Plan, dated June 11, 1992 (the "Management Agreement"), by and among the operating partnerships, Wilder Richman Management Corp., an affiliate of the General Partner, and Morris Property Management Ltd. (the "Co-Manager"). The members of the Purchaser, the shareholders of the Operating General Partner and the members of the Co-Manager are the same. The Co-Manager receives customary management fees, currently $160,000 per year, from the operating partnerships under the Management Agreement.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2005

DIXON MILL INVESTOR, LLC
By:	/s/ MARK M. BAVA Mark M. Bava Authorized Agent
/s/ JOSEPH D. MORRIS Joseph D. Morris
/s/ ROBERT MORRIS Robert Morris

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